September 6, 2005
Room 4561

Michael C. Caulfield
General Counsel
Computer Horizons Corp.
49 Old Bloomfield Avenue
Mountain Lakes, New Jersey 07046-1495

Re:  	Computer Horizons Corp.
	Preliminary Schedule 14A filed on August 24, 2005
	File No. 0-07282

Dear Mr. Caulfield:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why one or more of our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General
1. We note that you filed this preliminary proxy statement under the
header tag PRE14A.  Be advised that all preliminary proxy
statements
filed in connection with contested solicitations should be filed under the header tag PREC14A. Please re-file this preliminary proxy statement under its proper header tag.
2. We note that preliminary results indicate that your
shareholders
did not approve the proposed share issuances and related matters associated with the Analysts International merger. In the event that the merger was not approved, please revise your disclosure accordingly. In this regard, your proxy should no longer reflect circumstances both in the event that the proposed merger shall have been approved and in the event that the proposed merger shall not have been approved. Also, describe management`s current views of the status of the proposed merger with Analysts International. Alternatively, if the merger was approved, please revise your proxy statement accordingly.
We note that the record date for the meeting to be held on
September
22, 2005 is currently set for September 12, 2005.  Please provide us
with a legal analysis with citations to your charter documents and New York State Corporate Law of the legal adequacy of the time permitted between the record date and the meeting date. 3.
4. We note statements made in your letter to shareholders filed on Form 425 on August 12, 2005, and in other filings indirectly linking
Messrs. Scott and Braun to conduct at Columbia/HCA.  Please
provide a
factual foundation for your statements that Mr. Scott was "was forced" out as CEO of Columbia/HCA and the foundation for your indirect link between the civil and criminal conduct of Columbia/HCA and Mr. Scott.  Further, provide support for your statement that
Mr.
Braun "resigned in the wake of the scandal."  See Note (b) to Rule
14a-9.   Please supplementally provide us with additional
documentation concerning the nature of the criminal and civil charges
against Columbia/HCA and provide a legal analysis for why the statements discussed above are consistent with Note (b) to Rule 14a-
9.
We note disclosure in this proxy statement and in your Form 425s that
the Crescendo` Group is motivated by short-term gains at the expense
of the long-term interests of the rest of our shareholders.
Please
provide support for this statement.5.
6. Support for each statement or assertion of opinion or belief must
be self-evident, disclosed in the proxy materials, or provided to the
staff on a supplemental basis. For example, we note that you disclose throughout your proxy statement that "the dissident shareholder group`s proposals are not in the best interest of all of
CHC`s shareholders but, instead, were made in furtherance of the dissident`s shareholder group`s own interest to take control of your company without giving you, the CHC shareholders, any immediate value
in return." Explain the basis for your belief that the Full Value Committee`s proposal was made for its "own interest." You further disclose that "the dissident shareholders group`s proxy material and public statements show a lack of understanding of [y]our business
and
industry, as well as a lack of vision about the future of CHC and the
company`s greater potential." Revise to support your statement by explaining the basis for the belief the Full Value Committee shows a lack of understanding of your business and a lack of vision.
State
why the Full Value Committee, in your view, does not consider the company`s greater potential.
Because the Full Value Committee cross-conditions its proposals upon
one another, 7. please revise to discuss the effect on the outcome of
the solicitation if one of The Full Value Committee`s three
proposals
is approved but one or both of the remaining proposals is not approved. For example, describe what occurs if the proposal to remove the current directors is approved but the proposal to elect their Full Value Committee`s directors is not approved.
Letter to Shareholders
8. We note your statement that no other business may be transacted at
the special meeting. Please provide support for this statement. Cautionary Statement Regarding Forward-Looking Statements, page 1 We note that you refer to the application of the Private Securities
Litigation Reform Act of 1995.  In view of the fact that the
Reform
Act excludes issuers that issue penny stock, please advise of the basis for your belief that the Reform Act is available to Computer Horizons. 9.
```````Proxy Statement Cover Page, page 2
10. Provide us with a copy of each written request or other communication made of Computer Horizons by or on behalf of the Full
Value Committee or any of its constituents, beginning with the
July
22, 2005 request for a shareholders` list.  Also, provide us with
a
copy of any written response that was sent by you or any agent thereof. Further, we note disclosure on page 3 that the second request on August 2, 2005 "was proper based upon what was known at the time." Please revise to disclose the reasons, based on what you know now, that the request was improper or revise accordingly.
11. Please also revise to discuss the legal action instituted against
Computer Horizons in the Supreme Court of the State of New York. Describe the relief sought by the Full Value Committee and the legal basis upon which the relief is sought.  Describe material rulings
and
determinations to date, especially any relevant ruling from the
hearing on August 30, 2005.   Provide a copy of the complaint to
us
with the response letter, as well as any answer or pleadings that the parties have filed or written findings or decisions of the court.
12. On page 3 you state "the foregoing description of the proposed merger is not complete and is qualified in its entirety by reference to the full text of the merger agreement which is attached to the joint proxy statement/prospectus of CHC and Analysts as well as to other information concerning the merger contained therein." We note that some shareholders may have not been holders of record when the proxy statement concerning the merger was sent. Please be advised that all material information about the merger necessary to an informed voting decision on the matters proposed must be included in this proxy statement permit an informed voting decision on the matters presented at the meeting, based solely upon the contents of the proxy statement. Please revise accordingly.

Questions and Answers About the Special Meeting
Why is the Dissident Group proposing the removal of the existing CHC board of directors and its other proposals? page 4
13. In this question you assert that the Full Value Committee is "solely looking to take control of CHC without providing CHC shareholders with any immediate value in return." Provide support for your conclusion in this respect. Alternatively, please eliminate the word "solely" and express the statement as one of belief.

May I Change My Vote? page 6
14. Please revise to disclose any additional procedures that a person voting in person would need to undertake in order to revoke a previously executed proxy.

Who Will Count the Votes? page 6
15. Please revise concerning any prior relationship with IVS
Associates, Inc and the material terms of the agreement with IVS.

How will Proxies for the Special Meeting Be Solicited?/ Who Will
Bear
the Cost of Soliciting Proxies? page 7
16. In your next amendment quantify the estimates of the costs of the
solicitation and number of solicitors Computer Horizons estimates
employing.   See Item 4(b)(3) of Schedule 14A.  In particular,
please
note that in addition to the estimate of the total anticipated costs, you should provide the total expenditures to the mailing date for the solicitation. Please also describe the material features of any contract or arrangement with Morrow & Co and provide us with a copy of any contract or arrangement.

Corporate Governance, page 13
17. Please revise the information in the second paragraph under the subheading "Committees of the Board" so that you disclose the committee membership information as of the mailing date.

Change of Control Provisions, page 20
18. We note that certain change of control provisions may be effectuated pursuant to agreements disclosed in this section. For each agreement discussed please also describe material conditions that must be satisfied in order for the benefits to fully accrue to the beneficiaries and disclose when the payment of the benefits to
occur.   To the extent there are variances in this respect with
respect to any of the executive officers named in the summary compensation table, provide this information on an individualized basis. In responding to this comment, please summarize for example
Section 7 of Mr. Shea`s Amendment to Employment Agreement dated
April
3, 2003.   Please also disclose that for many of the agreements
such
as the SERPs agreements the Company would eventually pay the costs associated with these agreements and that the timing of the payments is accelerated. Further, please disaggregate your discussion of costs of the change of control payments to describe separately the payment to each participant and aggregate only the payments to non-participants.

Executive Compensation, page 21
19. We note your Summary Compensation Table lists Options/SARs awards for Messrs. Shea and Murphy, however, those awards are not listed in option grants table. Please advise.

 Compensation Committee Report, page 25
20. Please refer to instruction 8 to Item 402(a)(3) of Regulation
S-
K, which indicates that information responsive to paragraphs (i),
(k)
and (l) of Item 402 need only be provided in proxy statements relating to annual meetings at which directors are to be elected or at special meetings in lieu of annual meetings. In preparing proxy materials that contain disclosure specified by paragraphs (i), (k) and (l), please note the following:

* Expand to describe the factors considered by the board and the reasons for its determination to increase the salaries of each of Messrs. Murphy and Shea during the most recently completed year. What relationship did the changes have to corporate performance? Expand to clarify the nature of the competitive data considered and explain the process the committee followed in assessing the competitive data and evaluating the individual`s performance.
What
companies does the competitive data concern, what parameters of performance does it relate to, and what is the relationship of the companies you reference to the constituents of the self-constructed comparative group that is included in the performance graph?

* Similarly, expand the committee report to explain the
qualitative
nature of the parameters assessed in evaluating the bonuses the
executive officers might have earned in 2004.   In qualitative
terms
disclose the goals that were not achieved during the year.

* Please clarify the relationship of the stock option awards during the most recent year to the committee`s evaluation of the elements of a "competitive total compensation package". How did the committee assess the competitiveness of the compensation packages and what was the role of the option grants in this respect. In making this evaluation of "competitiveness" did the committee look at the compensation of the self-constructed peer group constituents, other companies or other sources of information about executive compensation.
21. The penultimate paragraph of the committee report does not provide meaningful information concerning the relationship of each element of the chief executive officer`s compensation to the corporate performance of the company during the most recently completed year. Please refer to paragraph (k)(2) of Item 402 of Regulation S-K as well as the applicable portion of SEC Release 33-
7009.

Information Concerning Persons Who May be Deemed Participants in the
Company`s Solicitation for Proxies, page 29
22. Please revise to definitively indicate here that the listed individuals are deemed participants, as it appears inappropriate to indicate that such persons "may be deemed" participants in this solicitation. In this regard, see Instruction 3 to Item 4 of
Schedule 14A.

``````````* * * * *

We urge all persons who are responsible for the accuracy and adequacy
of the disclosure in the filings reviewed by the staff to be certain
that they have provided all information investors        require
for
an informed decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

* the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      As appropriate, please amend your preliminary Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



















      If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact Jeffrey Werbitt at (202) 551-3456, me, at (202) 551-3266, Mark
Shuman, Branch Chief-Legal at, (202) 551-3462 or in his absence Barbara C. Jacobs, Assistant Director at, (202) 551-3730.

							Nicholas P. Panos



Special Counsel
							Office of Mergers &
Acquisitions

cc:	Via Facsimile
      Michelle Vaillant, Esq.
      Sills Cummis Epstein & Gross P.C.
      One Riverfront Plaza
      Newark, New Jersey 07102
	Phone: (973) 643-7000
	Fax:     (973) 643-4755

??

??

??

??

Michael C. Caulfield
Computer Horizons Corp.
September 6, 2005
Page 1


Eric Rosenfeld
Crescendo Investments
August 29, 2005
Page 5